SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549
                              SCHEDULE 13G
                Under the Securities Exchange Act of 1934


                  Dime Community Bancshares, Inc.
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                                 (Name of Issuer)

              Common Stock, par value $.01 per share
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                          (Title of Class of Securities)

                            253922-10-8
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                                  (CUSIP Number)

                                   N/A
    -----------------------------------------------------------------
          Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

      Rule 13d-1(b)
  x   Rule 13d-1(c)
      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   253922-10-8               13G             Page   2   of   6  Pages

1     NAME OF REPORTING PERSON
      SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

          The Compensation Committee of Dime Community Bancshares, Inc.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a)
                                 (b)

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware Corporation's Compensation Committee organized in New York

                              5   SOLE VOTING POWER



                              6   SHARED VOTING POWER
                NUMBER OF
                 SHARES
                BENEFICIALLY
                 OWNED BY     7    SOLE DISPOSITIVE POWER
                  EACH
                REPORTING
                  PERSON
                   WITH       8    SHARED DISPOSITIVE POWER
                                           1,794,266

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,794,266

10    CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          15.60% of 11,504,984 shares of Common Stock outstanding as of December 31, 1998.

12    TYPE OF REPORTING PERSON*                                      00

              *SEE    INSTRUCTION   BEFORE FILLING OUT!

                                                     Page   3   of   6  Pages

                                ITEM 1(a)

NAME OF ISSUER: Dime Community  Bancshares,  Inc. ("Company")


                                ITEM 1(b)

ADDRESS  OF  ISSUER'S PRINCIPAL EXECUTIVE OFFICE: 209 Havemeyer Street
                                                  Brooklyn,   NY 11211


                                ITEM 2(a)

NAME OF PERSON FILING: The Compensation Committee of Dime Community
                          Bancshares, Inc.


                                ITEM 2(b)

ADDRESS   OF   PRINCIPAL   BUSINESS  OFFICE:  209 Havemeyer Street
                                              Brooklyn, NY  11211



                                ITEM 2(c)

CITIZENSHIP: U.S.A.


                                ITEM 2(d)

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per share
                                   ("Common Stock")


                                ITEM 2(e)

CUSIP NUMBER: 253922-10-8


                                ITEM 3

This  Statement  is  filed  pursuant  to  Section 240.13d-1(c)

                                                     Page   4   of   6  Pages

                                ITEM 4
OWNERSHIP:

          The following information with respect to the Committee's ownership of Common Stock is provided as of December 31, 1998. None of the shares set forth below constitute shares the beneficial ownership of which the Committee had the right to acquire within 60 days following such date.


  (a) AMOUNT BENEFICIALLY OWNED. . . . . . .      1,794,266

  (b) PERCENT  OF CLASS . . . . . . . . . ..          15.60%

  (c) NUMBER OF SHARES AS TO WHICH
        SUCH PERSON HAS:
            (i)   SOLE POWER TO VOTE OR TO
                    DIRECT THE VOTE . . . . ..
            (ii)  SHARED POWER TO VOTE OR TO
                    DIRECT THE VOTE. . . . . .
            (iii) SOLE POWER TO DISPOSE OR TO
                    DIRECT DISPOSITION OF . . .
            (iv)  SHARED POWER TO DISPOSE OR TO
                    DIRECT DISPOSITION OF         1,794,266



The Compensation Committee (the "Committee") of Dime Community Bancshares, Inc. serves certain administrative functions for the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates
(the "ESOP"),  an employee stock   ownership   plan   under   the   Employee
Retirement   Income  Security  Act  of  1974,  as amended ("ERISA")  with individual  accounts for the  accrued benefits of participating  employees and
their  beneficiaries.   The  Committee  also serves  certain  administrative
functions for the Recognition  and  Retention   Plan   For  Outside Directors,
Officers   and   Employees  of  Dime Community Bancshares, Inc. (the  "RRP")
and  The Dime  Savings  Bank  of Williamsburgh 401(k) Plan ("401(k) Plan").
As of December 31, 1998, the ESOP owns 1,137,735 shares of the Company's common stock, of which 220,270 of such shares had been allocated to
individual accounts established for    participating    employees    and
their beneficiaries,  and  917,465  of such shares were held,  unallocated,
for  allocation   in  future years.   As  of  December 31, 1998, the RRP  owns
445,777 shares of the Company's common stock, of which 413,824 shares have been allocated to individuals and 31,953 shares are unallocated. All shares of common stock owned by the ESOP and RRP are held by Marine Midland Bank, as Trustee, as of December 31, 1998. The Committee has the power and authority to direct the Trustee of the ESOP with respect to the investment of the ESOP's assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer, but has no voting power with respect to any shares. The Committee has the power and authority to direct the Trustee of the RRP with respect to the investment of all assets of the RRP and with respect to the exercise of voting rights, but has assigned voting and tender rights over allocated shares to participating officers and directors. The Committee has the power and authority to direct the Trustee of the RRP with respect to the voting and
tender rights over  the  unallocated shares  to  reflect   the  responses given
with respect to the allocated shares. With respect to the ESOP, ERISA, in limited circumstances, may confer upon the Trustee the power and duty to
control the voting and tendering  of Common Stock allocated   to  the  accounts
of  participating employees and beneficiaries who fail to exercise their voting
and/or  tender  rights.    As  of December  31, 1998, the Company Stock Fund of
the 401(k) Plan ("401(k) Plan Company Stock Fund") owns 210,754 shares of the Company's common stock, all of which are held by Marine Midland Bank, as Trustee, as of December 31, 1998. The Committee has the power and authority to direct the Trustee of the 401(k) Plan Company Stock Fund with respect to the investment

                                                     Page   5   of   6  Pages


of the Company Stock Fund assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer, but has no voting power with respect to any shares.



                              ITEM 5
Not applicable

                              ITEM 6

OWNERSHIP  OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Under the ESOP, dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective
individual  accounts.  Dividends   on  Common  Stock  allocated  to  the
accounts of participating employees and their beneficiaries, to the extent paid in cash, are. at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed to the participating employees and their beneficiaries, or (iii) used to pay
principal    and    interest    on    outstanding indebtedness  incurred by
ESOP to acquire Common Stock. Under the RRP and 401(k) Plan Company Stock Fund, dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual
accounts.   Dividends  on Common   Stock   allocated  to  the  accounts  of
participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Company, distributed to the participating employees and their beneficiaries.


                              ITEM 7

Not applicable


                              ITEM 8

Not applicable


                              ITEM 9

Not applicable

                                                     Page   6   of   6  Pages

                              ITEM 10


CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the inforation set forth in this statement is true, complete and correct.

                FEBRUARY 9, 1999
                ----------------
                 (Date)

THE  COMPENSATION  COMMITTEE  OF  DIME  COMMUNITY BANCSHARES, INC.

By:       /s/ ANTHONY BERGAMO
          _________________________________
          Anthony Bergamo - Chairman


          /s/ FRED P. FEHRENBACH
By:       _________________________________
          Fred P. Fehrenbach


          /s/ MALCOLM T. KITSON
By:       _________________________________
          Malcolm T. Kitson


          /s/ STANLEY MEISELS
By:       _________________________________
          Stanley Meisels